Exhibit 99.a(6)

International Electronics, Inc.
News Release

Contact:
John Waldstein
President
781-821-5566 ext. 114

International Electronics, Inc. Recommends Rejection of
Revised Offer from Risco Ltd.;
Revised Offer Still Substantially Less Than Other Offers That The Company Has Received

CANTON, MA — May 3, 2007 — International Electronics, Inc. (IEI) (OTCBB: IEIB.OB) today announced that its Board of Directors, after careful consideration, voted unanimously to recommend that IEI shareholders not tender their shares to Risco Ltd. (Risco) and reject Risco’s revised offer to acquire all of the outstanding shares of IEI common stock at $4.00 per share, having determined that the revised offer is inadequate and not in the best interests of IEI’s shareholders.

The IEI board reached its conclusion after discussions with its legal and financial advisors and a thorough evaluation of the revised offer, IEI’s long-term strategic plan and the various alternatives available to IEI.

John Waldstein, IEI’s CEO, commented, “The revised offer, even at $4.00 per share, is still substantially less than certain offers that the company has received since Risco made its first offer.  Our board continues to discharge its responsibilities diligently and appropriately and is engaging in discussions and considering these other offers thoroughly on behalf of shareholders.”

Waldstein also stated, “In addition, our board has determined that Risco’s revised offer does not take into account the long-term value and prospects inherent in IEI, particularly the growing value of its security business and its PowerKey Wireless Industrial Fleet Management Products. We reported profitable results and record net sales for the first six months of our fiscal year, an increase of 23% over the prior year’s results.  The board believes that Risco’s revised offer is inadequate when compared with the benefits to shareholders of IEI continuing to execute on its long-term plans.”

IEI’s Board of Directors continues to urge IEI shareholders not to tender any shares to Risco and to vote AGAINST granting voting rights for any shares that Risco acquires in the tender offer at IEI’s upcoming shareholders meeting on May 18, 2007.  In order to vote against granting voting rights to the shares Risco acquires in the tender offer, shareholders should complete, sign and return IEI’s WHITE proxy card.  To accomplish this, shareholders should not sign and return Risco’s blue proxy card.

The Board’s recommendation is contained in IEI’s amended Solicitation/Recommendation Statement on Schedule 14D-9 filed today with the Securities and Exchange Commission (available at www.sec.gov) and on IEI’s website at www.ieib.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

Statements in this press release referring to the expected future plans and performance of IEI are forward-looking statements.  Actual future results may differ materially from such statements.  Factors that could affect future performance include, but are not limited to:  the consummation or failure to consummate any business combination, including the tender offer commenced by Risco; the loss of one of IEI’s large customers or the cancellation or deferral of purchases of IEI’s products; the loss of one of IEI’s distribution partners or the failure of the partner to devote adequate resources to the sale of our products; changes in general economic conditions; limitations imposed by IEI’s limited financial resources; IEI’s dependence on certain key employees; any failure by IEI to successfully select, develop, manufacture and market new products or enhance its existing products; fluctuations in IEI’s sales and operating results; IEI’s ability to successfully compete; the expense resulting to IEI from future investments and acquisitions and IEI’s ability to integrate acquired products, technologies or businesses; IEI’s ability to protect its intellectual property rights; the reliability of offshore production undertaken by IEI; IEI’s dependence upon sole source suppliers for certain key components; the risks associated with international sales; and the limited market for IEI’s common stock and the volatility of its share price.

About International Electronics, Inc.

International Electronics, Inc. (IEI), an ISO9001:2000 certified manufacturer, designs, manufactures, markets and sells electronic access control equipment and browser-managed security platforms used in residential and commercial security systems and wireless access control and fleet management systems for industrial mobile asset applications.  IEI’s products include its Door-Gard(TM) and Secured Series(TM) access control lines, its LS line of integrated battery operated door locks, its eMerge(TM) browser-managed access and security management products and its line of PowerKey(TM) industrial access control and fleet management products.  IEI markets its security management and access control products to leading distribution and electronic security installation companies, and its PowerKey(TM) products directly to material handling equipment users worldwide.  For more information about IEI, visit www.ieib.com.

Additional Information and Where to Find It

IEI filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC on March 16, 2007 regarding Risco’s unsolicited tender offer, and has subsequently filed amendments thereto.  On April 27, 2007, IEI both filed a definitive proxy statement with the SEC and mailed the proxy statement to its shareholders, which proxy statement in part relates to the tender offer commenced by Risco.  IEI advises its shareholders to read both the Schedule 14D-9, including any amendments thereto, and IEI’s proxy statement, because these documents contain additional information important to the shareholders’ interests in Risco’s offer and the related consent solicitation.  Shareholders may obtain a free copy of the Schedule 14D-9, and any amendments thereto, and the definitive proxy statement on the SEC’s web site at www.sec.gov, on IEI’s web site at www.ieib.com, or by contacting IEI’s information agent, Morrow & Co., Inc. at (203) 658-9400.

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